FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-190246-18

The Information in this free writing prospectus is not complete and may be amended prior to the time of sale. This free writing prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

THIS FREE WRITING PROSPECTUS, DATED NOVEMBER 19, 2015, MAY BE AMENDED OR COMPLETED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-190246) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 400-7834 or by emailing cmbs-prospectus@jpmorgan.com.

SUPPLEMENT TO FREE WRITING PROSPECTUS DATED NOVEMBER 6, 2015

$651,326,000 (Approximate)

JPMBB Commercial Mortgage Securities Trust 2015-C33

Issuing Entity

J.P. Morgan Chase Commercial Mortgage Securities Corp.

Depositor

JPMorgan Chase Bank, National Association

Barclays Bank PLC

Ladder Capital Finance LLC

Redwood Commercial Mortgage Corporation

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2015-C33

J.P. Morgan Co Lead Manager and Joint Bookrunner	Barclays Co-Lead Manager and Joint Bookrunner
Drexel Hamilton Co-Manager	Academy Securities Co-Manager

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated November 6, 2015 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated November 6, 2015 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”). Capitalized terms used in this Supplement but not defined in this Supplement will have the meanings ascribed to them in the Free Writing Prospectus. In all other respects, except as modified below, the Free Writing Prospectus remains unmodified.

Structural Update:

The Class X-A Certificates and the Class X-B Certificates will be Offered Certificates. See below for risk factors related to the Class X-A and Class X-B Certificates.

Yield Sensitivity of the Class X-A and Class X-B Certificates

The Class X-A and Class X-B Certificates will not be entitled to distributions of principal but instead will accrue interest on their respective Notional Amounts. Because the Notional Amount of the Class X-A Certificates is based upon the aggregate outstanding Certificate Balances of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S Certificates and the Notional Amount of the Class X-B Certificates is based upon the outstanding Certificate Balance of the Class B Certificates, the yield to maturity on the Class X-A and Class X-B Certificates will be extremely sensitive to the rate and timing of prepayments of principal, liquidations and principal losses on the Mortgage Loans to the extent allocated to the related Classes of Certificates. A rapid rate of principal prepayments, liquidations and/or principal losses on the Mortgage Loans could result in the failure to recoup the initial investment in the Class X-A Certificates and then the Class X-B Certificates. Investors in the Class X-A and Class X-B Certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the mortgage loans could result in the failure of such investors to recoup fully their initial investments.

Any optional termination by the holders of the Controlling Class, the Special Servicer, the Master Servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of a class of the Class X-A and Class X-B certificates because a termination would have an effect similar to a principal prepayment in full of the mortgage loans and, as a result, investors in the Class X-A and Class X-B certificates and any other certificates purchased at premium might not fully recoup their initial investment. See “Description of the Certificates—Termination; Retirement of Certificates” in the Free Writing Prospectus.

Taxation of Class X-A and Class X-B Certificates

It is anticipated that the certificate administrator will treat the Class X-A and Class X-B certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with OID in an amount equal to the excess of all distributions of interest expected to be received thereon, over their respective issue prices (including interest accrued prior to the Closing Date). Any “negative” amounts of OID on the Class X-A or Class X-B certificates attributable to rapid prepayments with respect to the mortgage loans will not be deductible currently. Holders of Class X-A and Class X-B certificates may be entitled to a loss, which may be a capital loss, to the extent it becomes certain that such Certificateholders will not recover a portion of their basis in such classes, assuming no further prepayments. In the alternative, it is possible that rules similar to the “noncontingent bond method” of the contingent interest rules of the OID Regulations, may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.

Ratings

Holders of the Class X-A and Class X-B certificates are entitled only to payments of interest on the related mortgage loans. If the mortgage loans were to prepay in the initial month, with the result that the holders of the Class X-A and Class X-B certificates receive only a single month’s interest and therefore, suffer a nearly complete loss of their investment, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the rating received on the Class X-A and Class X-B certificates. The Notional Amounts of the Class X-A and Class X-B certificates on which interest is

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calculated may be reduced by the allocation of realized losses and prepayments, whether voluntary or involuntary. The ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to pay interest timely on the Notional Amount, as so reduced from time to time. Therefore, the ratings of the Class X-A and Class X-B certificates should be evaluated independently from similar ratings on other types of securities.

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